

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2015

<u>Via E-mail</u>
F. Stephen Ward
Executive Vice President
The First Bancorp, Inc.
Main Street
Damariscotta, ME 04543

   Re: **The First Bancorp, Inc.**
       Form 10-K
       Filed March 13, 2015
       File No. 000-26589

Dear Mr. Ward:

   We have completed our review of your filing and your responses to our comments. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kathryn McHale

               Senior Staff Attorney
               Office of Financial Services